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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                                 FORCENERGY INC.
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                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   345 206 205
                             -------------------------
                                 (CUSIP Number)

                                  Kenneth Liang
                       Managing Director & General Counsel
                         Oaktree Capital Management, LLC
                       333 South Grand Avenue, 28th Floor
                          Los Angeles, California 90071
                                 (213) 830-6300
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 15, 2000
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             (Date of Event which Requires Filing of this Statement)
--------------------------------------------------------------------------------


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.      345 206 205                     PAGE    2   OF    10    PAGES
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                                  SCHEDULE 13D

================================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Oaktree Capital Management, LLC
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                                        (b) / /
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      3        SEC USE ONLY

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      4        SOURCE OF FUNDS

               OO
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                        / /

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               California
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     NUMBER OF         7     SOLE VOTING POWER
      SHARES                 5,039,888
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
                     -----------------------------------------------------------
                       8     SHARED VOTING POWER
                             None

                     -----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
                             5,039,888

                     -----------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             None

--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               4,663,487
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                      / /

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               20.7%
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     14        TYPE OF REPORTING PERSON

               IA;OO
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CUSIP NO.      345 206 205                     PAGE    3   OF    10    PAGES
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                                  SCHEDULE 13D

================================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               OCM Principal Opportunities Fund, L.P.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS

               WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                        / /

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
     NUMBER OF         7     SOLE VOTING POWER
      SHARES                 3,783,123
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
                     -----------------------------------------------------------
                       8     SHARED VOTING POWER
                             None

                     -----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
                             3,783,123

                     -----------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             None

--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,783,123
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                      / /

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               15.6%
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     14        TYPE OF REPORTING PERSON

               PN
--------------------------------------------------------------------------------


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CUSIP NO.      345 206 205                     PAGE    4   OF    10    PAGES
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                                  SCHEDULE 13D

================================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               OCM Opportunities Fund II, L.P.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS

               WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                        / /

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
     NUMBER OF         7     SOLE VOTING POWER
      SHARES                 1,238,015
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
                     -----------------------------------------------------------
                       8     SHARED VOTING POWER
                             None

                     -----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
                             1,238,015

                     -----------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             None

--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,238,015
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                      / /

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

               PN
--------------------------------------------------------------------------------


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CUSIP NO.      345 206 205                     PAGE    5   OF    10    PAGES
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ITEM 1. SECURITY AND ISSUER

This Statement relates to Common Stock, par value $0.01 per share (the "Common Stock") of Forcenergy Inc. (the "Issuer"). The address of the principal executive office of the Issuer is 2730 S.W. 3rd Avenue, Suite 800, Miami, FL 33129.

ITEM 2. IDENTITY AND BACKGROUND

(a) - (c) & (f)

This Statement is filed on behalf of:

       (i) Oaktree Capital Management, LLC, a California limited liability company ("Oaktree");
       (ii) OCM Principal Opportunities Fund, L.P., a Delaware limited partnership of which Oaktree is the general partner (the "Principal Fund"); and
       (iii) OCM Opportunities Fund II, L.P., a Delaware limited partnership of which Oaktree is the general partner (the "Opportunities Fund")

The address of the principal business and principal office for each of Oaktree, the Principal Fund and the Opportunities fund is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. The principal business of Oaktree is to provide investment advice and management services to institutional and individual investors. The principal business of the Principal Fund is to invest in entities over which there is a potential for the Oaktree Fund to exercise significant influence. The principal business of the Opportunities Fund is to invest in securities and other obligations of distressed entities. In addition, Oaktree serves as the investment manager of a third-party account (the "Oaktree Account") with an investment strategy similar to the Opportunities Fund.

Oaktree is the general partner of the Principal Fund and the Opportunities Fund. The members and executive officers of Oaktree, the Principal Fund and the Opportunities Fund are listed below. The principal address for each person listed below is c/o Oaktree Capital Management, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. All individuals listed below are citizens of the United States of America.

EXECUTIVE OFFICERS AND MEMBERS OF OAKTREE

Howard S. Marks            Chairman and Principal
Bruce A. Karsh             President and Principal
Sheldon M. Stone           Principal
David Richard Masson       Principal
Larry Keele                Principal
Russel S. Bernard          Principal
Stephen A. Kaplan          Principal
David Kirchheimer          Managing Director and Chief Financial and
                           Administrative Officer
Kenneth Liang              Managing Director and General Counsel

PORTFOLIO MANAGERS OF THE PRINCIPAL FUND

Bruce A. Karsh
Stephen A. Kaplan


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CUSIP NO.      345 206 205                     PAGE    6   OF    10    PAGES
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PORTFOLIO MANAGERS OF THE OPPORTUNITIES FUND

Bruce A. Karsh
D. Richard Masson


(d) & (e)

During the last five years, none of Oaktree, the Principal Fund or the Opportunities Fund, nor to the best of their knowledge any of their respective executive officers, directors, general partners, members or portfolio managers
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Principal Fund beneficially owns 3,783,123 shares of Common Stock. In connection with the reorganization of the Issuer, the Principal Fund received
(a) 3,499,238 shares for $31,060,000 principal amount of the Issuer's 8.5% Senior Subordinated Notes ("8.5% Notes") and $30,275,000 principal amount of the Issuer's 9.5% Senior Subordinated Notes (the "9.5% Notes" and, together with the 8.5% Notes, the "Notes") and (b) 10,510 shares for $121,406 of unreimbursed legal expenditures. In addition, the Principal Fund has committed to exercise rights to subscribe for warrants to purchase 273,375 shares of Common Stock at $10.00 per share.

The Opportunities Fund beneficially owns 1,238,015 shares of Common Stock. In connection with the reorganization of the Issuer, the Opportunities Fund received (a) 1,146,782 shares of Common Stock for $9,163,000 principal amount of the Issuer's 8.5% Notes and $10,910,000 principal amount of the Issuer's 9.5% Notes and (b) 1,638 shares for $18,921 of unreimbursed legal expenditures. In addition, the Opportunities Fund has committed to exercise rights to subscribe for warrants to purchase 89,595 shares of Common Stock at $10.00 per share.

The Oaktree Account beneficially owns 18,750 shares of Common Stock. In connection with the reorganization of the Issuer, the Oaktree Account received (a) 17,367 shares of Common Stock for $139,000 principal amount of the Issuer's 8.5% Notes and $165,000 principal amount of the Issuer's 9.5% Notes and (b) 33 shares for $381 of unreimbursed legal expenditures. In addition, the Oaktree Account has committed to exercise rights to subscribe for warrants to purchase 1,350 shares of Common Stock at $10.00 per share.

ITEM 4. PURPOSE OF TRANSACTION

The Principal Fund, the Opportunities Fund and the Oaktree Account acquired the shares of Common Stock for investment purposes. Oaktree, as the general partner of the Principal Fund and Opportunities Fund, and as investment manager of the Oaktree Account, will evaluate the Issuer's businesses and


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CUSIP NO.      345 206 205                     PAGE    7   OF    10    PAGES
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prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer's Common Stock will be acquired. Additional shares of Common Stock may be acquired in the open market or in privately negotiated transactions, or some or all of the shares of the Issuer's Common Stock beneficially owned by the Principal Fund, the Opportunities Fund or the Oaktree Account may be sold. The Issuer has entered into a registration rights agreement relating to the Common Stock held by the Principal Fund, the Opportunities Fund and the Oaktree Account. Other than as disclosed herein, none of the reporting entities currently have an agreement, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing review of investment alternatives, Oaktree may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, Oaktree may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, to other shareholders of the Issuer independently or at a regularly scheduled or special meeting of the shareholders or to other third parties regarding such matters.


ITEM 5. INTEREST AND SECURITIES OF THE ISSUER

  (a) The Principal Fund beneficially owns 3,783,123 shares, or 15.6% of the Issuer's Common Stock (based on 24,000,000 shares outstanding). The Opportunities Fund beneficially owns 1,238,015 shares, or 5.1% of the Issuer's Common Stock. Oaktree, in its capacity as general partner of the Principal Fund and the Opportunities Fund, and as investment manager of the Oaktree Account, may be deemed to beneficially own 5,039,888 shares, or 20.7% of the Issuer's Common Stock. To the best knowledge of Oaktree, the Principal Fund and the Opportunities Fund, none of the other people named in response to Item 2 own any securities of the Issuer.

  (b) Oaktree, as the general partner of the Principal Fund and Opportunities Fund, has discretionary authority and control over all of the assets of the Principal Fund and Opportunities Fund pursuant to the partnership agreement for the Oaktree Fund, including the power to vote and dispose of the Issuer's Common Stock held in the name of the Principal Fund and Opportunities Fund. In addition, Oaktree, as investment manager of the Oaktree Account, has discretionary authority and control over all of the assets of the Oaktree Account pursuant to the investment management agreement for the Oaktree Account, including the power to vote and dispose of the Issuer's Common Stock held in the name of the Oaktree Account. Oaktree and each of the individuals listed in Item 2 disclaims ownership of the shares of the Issuer's Common Stock reported herein and the filing of this statement shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this statement.

  (c) None of Oaktree, the Principal Fund or the Opportunities Fund, and to the best of their knowledge, none of the other people named in response to Item 2 has effected any other transactions involving the Issuer's Common Stock during the last 60 days.

  (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Issuer's Common Stock beneficially owned by Oaktree, the Principal Fund, the Opportunities Fund or the Oaktree Account, except to the extent that the investment advisory clients of Oaktree and the partners of the Oaktree Fund may have such right subject to the notice, withdrawal and/or termination provisions of advisory and partnership arrangements. No such client or partner has an interest by virtue of such relationship that relates to more than 5% of the Issuer's Common Stock.

  (e) Not applicable.


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CUSIP NO.      345 206 205                     PAGE    8   OF    10    PAGES
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

Oaktree, as general partner of the Principal Fund and Opportunities Fund, and as investment manager of the Oaktree Account, receives a management fee for managing the assets of each entity, has a carried interest in the Principal Fund and Opportunities Fund and earns an incentive fee from the Oaktree Account.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following is filed herewith as an Exhibit to this Statement:

   Exhibit 1.1 A written agreement relating to the filing of the joint filing statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.


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CUSIP NO.      345 206 205                     PAGE    9   OF    10    PAGES
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SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 24th day of February, 2000.


OAKTREE CAPITAL MANAGEMENT, LLC


 /s/ Kenneth Liang
---------------------------------------------------
By:      Kenneth Liang
Title:   Managing Director and General Counsel



OCM PRINCIPAL OPPORTUNITIES FUND, L.P.

By:      Oaktree Capital Management, LLC
Its:     General Partner


 /s/ Kenneth Liang
---------------------------------------------------
By:      Kenneth Liang
Title:   Managing Director and General Counsel


OCM OPPORTUNITIES FUND II, L.P.

By:      Oaktree Capital Management, LLC
Its:     General Partner


/s/ Kenneth Liang
---------------------------------------------------
By:      Kenneth Liang
Title:   Managing Director and General Counsel


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CUSIP NO.      345 206 205                     PAGE   10   OF    10    PAGES
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                                  EXHIBIT INDEX

       Exhibit Number                         Description
       --------------                         -----------

            1.1 A written agreement relating to the filing of the joint filing statement as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.